05038373

CM 3/19

UNITED STATES
IRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAR - 1 2005 WASH, D.C. 213 SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
Hours per response	.... 12.00

SEC FILE NUMBER
8-51855

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Spot Trading L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

PROCESSED
MAR 18 2005
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 748
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert D. Merrilees 312-362-4558
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert D. Merrilees, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Spot Trading L.L.C., as of December 31, 2004, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
MARCIA M SALERNO
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES

Sworn and subscribed to me on the 22ND day of FEBRUARY, 2005

Marcia M. Salerno
Notary Public

Robert D. Merrilees
Signature

Managing Member
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Member of
Spot Trading L.L.C.

We have audited the accompanying statement of financial condition of Spot Trading L.L.C. as of December 31, 2004 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spot Trading L.L.C. as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 22, 2005

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Spot Trading L.L.C.
Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 173
Receivable from clearing broker	55,573,938
Securities owned, pledged	113,297,660
Equipment and furnishings, net of accumulated depreciation and amortization of $653,402	138,230
Exchange membership, at cost (market value of $270,000)	160,000
Other assets	11,168
Total assets	$ 169,181,169

Liabilities and Member's Equity

Liabilities	
Securities sold, not yet purchased	$ 153,641,548
Accounts payable and accrued expenses	296,218
Total	153,937,766
Member's equity	15,243,403
Total liabilities and member's equity	$ 169,181,169

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Spot Trading L.L.C. (the "Company") is a registered securities broker-dealer, engaging in proprietary trading activities, primarily the buying, selling and dealing as a principal in securities for its own account. All of the Company's transactions are cleared by another broker-dealer.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Proprietary securities and derivative financial instrument transactions are recorded on a trade date basis, and carried at market or quoted values, with unrealized gains and losses reflected in revenue.

Amounts receivable and payable for unsettled securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Equipment and Furnishings—Equipment and furnishings are depreciated using accelerated methods over the estimated useful lives of the assets.

Income Taxes—As a limited liability company, the Company does not pay income taxes on its taxable income. The member is liable for individual income taxes on the Company's taxable income.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities, except for equipment and furnishings are considered financial instruments and, except for the exchange membership, are either already reflected at market or fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 2 Receivable from Clearing Broker

Receivables from the clearing broker at December 31, 2004 consist of:

Cash	$ 47,216,123
Unsettled securities transactions, net	8,182,642
Dividends and interest accrued, net	175,173
Total	$ 55,573,938

Note 3 Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at December 31, 2004 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 80,529,746	$123,986,203
Equity options	32,767,914	29,655,345
Total	$113,297,660	$153,641,548

Amounts due to the clearing broker, if any, and securities sold, not yet purchased are collateralized by cash and securities owned on deposit with the clearing broker.

Note 4 Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary market-making and trading activities, enters into transactions involving derivative financial instruments, primarily options on equity securities. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Company has sold securities it does not own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2004, at market values of the related securities and will incur a loss if the market value of the securities increases subsequently.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded derivative financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Note 4 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Concentrations of Credit Risk—The Company clears all of its trades through a clearing broker located in Chicago, Illinois. In the event this counterparty does not fulfill its obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

Note 5 Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined. Net capital changes from day to day, but at December 31, 2004, the Company had net capital and net capital requirements of approximately $5,156,000 and $100,000, respectively. The minimum net capital requirements may effectively restrict member withdrawals.

Note 6 Subsequent Event

Subsequent to year end, the Company entered into a revolving subordinated loan agreement that provides for borrowings of up to $5,000,000 expiring February 8, 2006.